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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------



                                   F O R M 6-K

                      Pursuant to Section 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of April 2001



                                 RADVISION LTD.
                              (Name of Registrant)




                 24 Raoul Wallenberg St., Tel Aviv 69719 Israel
                     (Address of Principal Executive Office)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F X        Form 40-F __


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes __             No  X


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                                 RADVISION LTD.





6-K Items

1. RADVision Ltd. Press Release dated April 6, 2001 re RADVISION Receives Court Approval to Commence Share Repurchase Program.



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                                                                          ITEM 1

FOR IMMEDIATE RELEASE


Contacts:
David Seligman             Sandra Fathi
Chief Financial Officer    Dir. Corp. Communications
RADVISION, Ltd.            RADVISION, Inc.
Tel: 201.529.4300, x301    Tel: 201.529.4300, x301
cfo@radvision.com          sfathi@radvision.com


Jody Burfening/
Sanjay Hurry
Investor Relations
Lippert/Heilshorn & Assoc.
Tel: 212.838.3777
jbs@lhai.com



     RADVISION RECEIVES COURT APPROVAL TO COMMENCE SHARE REPURCHASE PROGRAM


Tel Aviv, Israel, April 6, 2001 - RADVISION (Nasdaq: RVSN), the leading provider of award-winning, industry-standard products and technology for real-time voice and video over IP (V2oIPTM), has received approval from the Israeli court to commence its program to repurchase up to 10% of its common shares under the share repurchase program that was announced on February 28, 2001. Under Israeli law, a company with out retained earnings is required to obtain approval from the court before proceeding with a share repurchase program in order to ensure that the company's creditors are not harmed by the action.

About RADVISION

RADVISION is a leading provider of products and technology for real-time voice, video, and data communications over packet networks; this includes the Internet and other Internet Protocol (IP) based networks. Recognized universally as the experts in real-time Voice and Video over IP (V2oIP), RADVISION offers the broadest and most complete set of enabling technology and networking systems needed to enable enterprises and service providers to migrate their voice and video communications from traditional telephone networks to new converged networks. Today, hundreds of thousands of end-users around the world communicate over next-generation networks, using IP-centric products and solutions built around RADVISION products and technology. RADVISION's multi-protocol software toolkits for IP communications include: SIP, MEGACO, MGCP, and H.323; RADVISION's V2oIP networking products include: gateways, conferencing bridges, and gatekeeper applications. For more information, please visit our website at: www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVision's filings with the Securities and Exchange Commission, including RADVision's Form F-1 registration statement.

V2oIP, and OnLAN are trademarks and viaIP is a service mark of RADVISION Ltd. All other trade names and trademarks appearing herein are owned by their respective holders.

                                       ###







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                                   SIGNATURES




     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                  RADVISION LTD.
                                                 ----------------
                                                   (Registrant)



                                                   By   /s/David Seligman
                                                        -----------------

                                                       David Seligman
                                                       Chief Financial Officer


Dated: April 6, 2001